Exhibit 99.1

Newly Opened UK Subsidiary of MDJM Signs Contract with Subsidiary of Berkeley Group Holdings plc

TIANJIN, China, Mar. 26, 2021 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the "Company" or "MDJH"), an integrated real estate services company in China, announced today that its newly opened subsidiary in the United Kingdom, MD Local Global Limited (the “Subsidiary”), signed an introducer agreement (the "Agreement") with Berkeley Residential (Singapore) Pte Ltd ("Berkeley"), a residential properties developer in Singapore and a subsidiary of Berkeley Group Holdings plc. Pursuant to the Agreement, the Subsidiary will introduce prospective purchasers to Berkeley, its subsidiaries or associated companies for certain introductory fees.

"The establishment of the Subsidiary marks a milestone in our growth and expansion into the United Kingdom as well as overseas markets. Working with Berkeley provides an optimal opportunity for the Company to introduce our services to new audience. We believe the Agreement opens door for both Berkeley and our customers to capture the growth of more diversified markets. " said Mr. Siping Xu, Chairman and Chief Executive Officer of MDJH.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJH provides primary real estate agency services to real estate developer clients, as well as as-needed real estate consulting and independent training services. The Company also provides tourism development services, including real estate marketing and planning services, real estate agency services, and advertisement planning services. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

About Berkeley Group Holdings plc

The Berkeley Group Holdings plc, together with its subsidiaries, engages in the residential-led and mixed-use property development activities in the United Kingdom. It operates under the Berkeley, St Edward, St George, St James, St Joseph, St William, Berkeley First, Berkeley Commercial, Berkeley Partnership, and Berkeley Modular brand names. The company was founded in 1976 and is headquartered in Cobham, the United Kingdom. More information can be found at: https://www.berkeleygroup.co.uk/

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

Investor Contact:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386